UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12 (g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File No. 333-84268-07

HOUSEHOLD HOME EQUITY LOAN TRUST 2004-1
(Exact name of registrant as specified in its charter)

HSBC FINANCE CORPORATION
(Master Servicer of the Trust)
(Exact name as specified in Master Servicer's charter)
2700 SANDERS ROAD, PROSPECT HEIGHTS, ILLINOIS 60070 (847) 564-5000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive office)

HOUSEHOLD HOME EQUITY LOAN TRUST 2004-1
(Title of each class of securities covered by this Form)

NONE
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii)	____ ____ ____ ____	Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	____ ____ ____ ____ __X_

Approximate number of holders of record as of the certification or notice date: Less than 300

Pursuant to the requirements of the Securities Exchange Act of 1934, HSBC Finance Corporation, successor by merger to Household Finance Corporation, as Master Servicer, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 28, 2005		By: /s/ Patrick D. Schwartz Patrick D. Schwartz, Vice President HSBC Finance Corporation, successor by merger to Household Finance Corporation, as Master Servicer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities and Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC2069(12-04)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.